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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 11)*


                     CHICAGO RIVET & MACHINE CO., ("CRV")
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common shares, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 168088 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


    c/o Walter W. Morrissey, Morrissey & Robinson, 1301 W. 22nd St., #401,
                             Oak Brook, IL  60523
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               August 31, 1999
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              PAGE 1 OF 7 PAGES

                                  SCHEDULE 13D

CUSIP NO.  168088 10 2                                        PAGE 2 OF 7 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    John A. Morrissey (SS# ###-##-####)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

    Not applicable
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    94,570
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    94,570
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     94,570
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.20%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  168088 10 2                                        PAGE 3 OF 7 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Walter W. Morrissey (SS# ###-##-####)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    84,120
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    84,120
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     84,120
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                AMENDMENT NO. 11
                                       TO
                                  SCHEDULE 13D
                                AUGUST 31, 1999

     This Amendment No. 11 to Schedule 13D ("Statement") amends the Schedule 13D with respect to the Common Shares, $1.00 par value (the "Shares"), of Chicago Rivet & Machine Co. (the "Company") filed by John A. Morrissey and Walter W. Morrissey on or about January 9, 1986 with the Securities and Exchange Commission, as modified by Amendment No. 1 to Schedule 13D ("Amendment No. 1") filed on December 19, 1989, by Amendment No. 2 to Schedule 13D ("Amendment No. 2") filed on April 30, 1991, by Amendment No. 3 to Schedule 13D ("Amendment No. 3") filed on October 11, 1994, by Amendment No. 4 to Schedule 13D ("Amendment No. 4") filed on May 10, 1995, by Amendment No. 6 to Schedule 13D ("Amendment No. 6") filed on February 8, 1997, by Amendment No. 7 to Schedule 13D filed on March 31, 1997 ("Amendment No. 7"), by Amendment No. 8 to Schedule 13D filed on August 25, 1997 ("Amendment No. 8"), by Amendment No. 9 to Schedule 13D filed on February 4, 1998 ("Amendment No. 9") and by Amendment No. 10 to Schedule 13D filed November 10, 1998 ("Amendment No. 10").

ITEM 1.    SECURITY AND ISSUER.

           No change

ITEM 2.    IDENTITY AND BACKGROUND.

           No change.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           The event requiring the filing of this Statement is the purchase in the open market by John A. Morrissey of 2,000 Common shares of the issuer. On August 6, 1999, John A. Morrissey acquired in the open market 200 Common shares at a price of $24.88 per share. On August 11, 1999, John A. Morrissey acquired in the open market 1,800 Common shares at a price of $25.25 per share. Cash in the amount of $50,425.00 was used to pay for the purchase of the 2,000 shares in the open market.

ITEM 4.    PURPOSE OF TRANSACTION.

           No change.


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
ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Item 5 is amended and restated to the extent set forth below on behalf of reporting persons John A. Morrissey and Walter W. Morrissey as follows:

           (a) and (b). As of the date of filing this "Statement", John
           A. Morrissey beneficially owns 94,570 shares with sole voting and dispositive power consisting of 90,452 shares registered in his own name, 4,000 registered in his name as Executor of the Estate of his Spouse who died on October 14, 1998, with sole voting and dispositive power, in which he disclaims any beneficial interest, and 118 Shares owned by an adult family member in which he disclaims any beneficial interest and voting and dispositive power, for a total of 94,570 shares, or approximately 8.2% of the outstanding shares.

           As of the date of filing this Statement, Walter W. Morrissey beneficially owns 84,120 Shares with sole voting and dispositive power or approximately 7.2% of the outstanding shares.

           There is no change to the remainder of Paragraphs (a) and (b) of Item 5.

           (c).   No change.

           (d).   No change.

           (e).   No change.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           No change.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Item 7 is amended to add the following exhibit:

           Exhibit "1" - Agreement to File Amendment No. 11 to Schedule 13D between John A. Morrissey and Walter W. Morrissey.




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
SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


DATED:   August 31, 1999               /s/ John A. Morrissey
                                       -----------------------------------
                                       JOHN A. MORRISSEY

                                       /s/ Walter W. Morrissey
                                       -----------------------------------
                                       WALTER W. MORRISSEY




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